August 4, 2006

Via U.S. Mail and Facsimile (713-683-6654)

John U. Clarke
President and Chairman of the Board
NATCO Group Inc.
2950 N. Loop West, 7th Floor
Houston, Texas 77092

	Re:	NATCO Group, Inc.
		Form 10-K for the Fiscal Year Ended December 31, 2005
		Filed March 15, 2006
		File No. 1-15603

Dear Mr. Clarke:

      We have reviewed your response letter dated July 28, 2006 and have the following comment. After reviewing this information, we may raise additional comments.

General
1. In your response to prior comment 2, you express the view that your contacts with Iran, Sudan and Syria, countries identified as state sponsors of terrorism, are not qualitatively material to you because the contacts have been made in compliance with U.S. law, and because you have "consistently reported information regarding sales to embargoed countries, if any, in each Form10-K filing since becoming a public company in January 2000." Please expand your materiality analysis to address the possibility that, notwithstanding the legality of your contacts with Iran, Sudan and Syria, your reputation and share value may be negatively impacted by the fact that you do business in these countries that have been identified as terrorist-sponsoring states. In this regard, we call to your attention the investor sentiment evidenced by, among other investor actions, the initiatives cited in our prior comment 2. Please also address the fact that, while the Form 10-K discusses your 2005 contacts with Syria, your earlier reports on Form 10-K do not specifically discuss contacts with Iran, Sudan or Syria, or indicate that the referenced "embargoed countries" included terrorist-sponsoring states.

* * * * *


      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Pradip
Bhaumik,
Attorney-Advisor, at (202) 551-3333 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.


								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk


cc: 	Pamela Long
		Assistant Director
		Division of Corporation Finance

		Nilima Shah
		Accounting Branch Chief
		Division of Corporation Finance



John U. Clarke
NATCO Group Inc.
August 4, 2006
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